Exhibit 1K-6.11

SHAREHOLDER PROMISSORY NOTE

Principal Amount: $48,750

Date: Jan 12, 2025

Maturity Date: Oct 4, 2026

FOR VALUE RECEIVED, FirstVitals Inc., a Delaware corporation (the “Company”), hereby promises to pay to Ernest G. Lee (the “Holder”), the principal sum of $48,750, without any interest. The dates and principal amounts advanced by the Holder to the Company are detailed in Schedule A.

1. Payment of Principal and Interest. The principal amount of this Note, together with accrued and unpaid interest, shall be due and payable on the Maturity Date. The Company shall make all payments in lawful money of the United States.

2. Interest. Interest on the outstanding principal balance of this Note shall accrue at the rate of zero percent (0%) per annum, calculated on the basis of a 365-day year for the actual number of days elapsed. The Holder hereby expressly waives any and all rights to accrued, accruing, or future interest on the outstanding principal balance of this Note.

3. Prepayment. The Company may prepay this Note in whole or in part at any time without penalty or premium.

4. Triggering Event for Repayment. In the event that the Company completes any capital raising activity, including but not limited to a Regulation A offering, the full outstanding principal balance of this Note, along with any accrued interest, shall become immediately due and payable upon the closing of such activity.

5. Default. In the event of default in the payment of principal or interest, the Holder may declare the entire unpaid principal balance and all accrued interest immediately due and payable. Default shall include, but not be limited to, failure to make any payment due under this Note within 30 days of its due date.

6. Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of California.

7. Amendment and Waiver. Any provision of this Note may be amended or waived only with the written consent of the Company and the Holder.

8. Severability. If any provision of this Note is held to be invalid or unenforceable, the remaining provisions shall continue to be valid and enforceable.

<Signature Page Follows>

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed and delivered as of the date first above written.

FirstVitals Inc
By:	/s/ Myron Karasik
Name: Myron Karasik
Title: Chair Audit Committee, Board of Directors

Ernest G. Lee
By:	/s/ Ernest G. Lee
Name: Ernest G. Lee
Title: Chief Executive Officer

Schedule A

Schedule of Advances

Date	Amount
12-Jan-25	5,000.00
03-Feb-25	10,000.00
19-Mar-25	3,000.00
02-Sep-25	750.00
09-Sep-25	10,000.00
17-Sep-25	5,000.00
24-Sep-25	5,000.00
30-Sep-25	5,000.00
03-Oct-25	5,000.00